Filed pursuant to Rule No. 424(b)(3)
                                                         File Number: 333-129144

                                  EUROSEAS LTD.

                           PROSPECTUS SUPPLEMENT NO. 1
                             DATED FEBRUARY 15, 2006

                 TO JOINT INFORMATION STATEMENT/PROSPECTUS DATED
                                FEBRUARY 6, 2006


     This Prospectus Supplement No. 1 supplements information contained in our joint information statement/prospectus dated February 6, 2006, as amended and supplemented from time to time (the "Euroseas Prospectus"). The information in this Supplement No. 1 supplements, modifies and supersedes some of the information contained in the Euroseas Prospectus.

     The primary purpose of this Prospectus Supplement No.1 is to update certain financial information of Euroseas Ltd. to September 30, 2005.

     You should read this Prospectus Supplement No. 1 in conjunction with the Euroseas Prospectus. This Prospectus Supplement No. 1 is not complete without, and may not be delivered or utilized except in connection with, the Euroseas Prospectus including any amendments or supplements thereto.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                         EUROSEAS LTD. AND SUBSIDIARIES

                         Unaudited Consolidated Financial Statements for the Nine Month Periods Ended
                         September 30, 2004 and 2005

Euroseas Ltd. and Subsidiaries
Unaudited Consolidated Financial Statements
September 30, 2004 and 2005
--------------------------------------------------------------------------------


              Index to Unaudited Consolidated Financial Statements


                                                                           Pages

Unaudited Consolidated Balance Sheets as of December 31, 2004
    and September 30, 2005                                                 -

Unaudited Consolidated Statements of Income for the nine
    month periods ended September 30, 2004 and 2005                        -

Unaudited Consolidated Statements of Shareholders' Equity
    for the nine month period ended September 30, 2005                     -

Unaudited Consolidated Statements of Cash Flows for the
    nine month periods ended September 30, 2004 and 2005                   -

Notes to the Unaudited Consolidated Financial Statements                   -

Euroseas Ltd. and Subsidiaries
Unaudited Consolidated Balance Sheets
(All amounts expressed in U.S. Dollars)
--------------------------------------------------------------------------------


                                                    December 31,  September 30,
                                           Notes       2004           2005
                                                                    (Unaudited)
--------------------------------------------------------------------------------
Assets
Current assets
Cash and cash equivalents                            15,497,482       5,243,612
Accounts receivable trade, net                          245,885          75,547
Prepaid expenses                                        207,551         166,560
Claims and other receivables                            137,783         422,939
Due from related party                       5                -      24,438,888
Inventories                                  3          303,478         306,008
Restricted cash                                          68,980       1,166,827
--------------------------------------------------------------------------------
Total current assets                                 16,461,159      31,820,381
--------------------------------------------------------------------------------

Fixed assets
Vessels, net                                         34,171,164      32,382,377
--------------------------------------------------------------------------------
Total fixed assets                                   34,171,164      32,382,377
--------------------------------------------------------------------------------

Other long-term assets
Deferred charges, net                                 2,205,178       1,963,298
--------------------------------------------------------------------------------
Total long-term assets                                2,205,178       1,963,298
--------------------------------------------------------------------------------
Total assets                                         52,837,501      66,166,056
--------------------------------------------------------------------------------

Liabilities and shareholders' equity
Current liabilities
Long-term debt, current portion                       6,030,000      12,854,998
Trade accounts payable                                  879,541         881,246
Accrued expenses                                        321,056       1,565,292
Deferred revenue                             4        1,908,189       1,064,217
Due to related parties                       5        4,626,060               -
--------------------------------------------------------------------------------
Total current liabilities                            13,764,846      16,365,753
--------------------------------------------------------------------------------

Long-term liabilities
Long-term debt, net of current portion                7,960,000      24,375,002
--------------------------------------------------------------------------------
Total long-term liabilities                           7,960,000      24,375,002
--------------------------------------------------------------------------------
Total liabilities                                    21,724,846      40,740,755
--------------------------------------------------------------------------------

Commitments and contingencies                8                                -

Shareholders' equity
Common stock (par value $0.01,
100,000,000 shares
authorized, 36,781,159 issued
and outstanding)                                        297,542         367,812
Preferred shares (par value $0.01,
20,000,000 liquidation
preference shares authorized,
no shares issued and outstanding)                             -               -
Additional paid-in capital                           17,073,381      18,383,781
Retained earnings                                    13,741,732       6,673,708
--------------------------------------------------------------------------------
Total shareholders' equity                           31,112,655      25,425,301
--------------------------------------------------------------------------------
Total liabilities and shareholders' equity           52,837,501      66,166,056
--------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Unaudited Consolidated Statements of Income
(All amounts expressed in U.S. Dollars)
--------------------------------------------------------------------------------


                                                         Nine months ended
                                                            September 30,
                                                        2004        2005
                                            Notes    (Unaudited)  Unaudited)
--------------------------------------------------------------------------------
Revenues
Voyage revenue                                      32,930,177    34,091,505
Commissions                                         (1,601,152)   (1,847,900)
--------------------------------------------------------------------------------
Net revenue                                         31,329,020    32,243,605
--------------------------------------------------------------------------------

Operating expenses
Voyage expenses                                        243,796       136,224
Vessel operating expenses                            6,782,495     6,322,677
Management fees                                      1,472,501     1,430,464
General and administrative expenses                          -       130,864
Amortization and depreciation                        2,474,524     2,806,348
Gain on sale of vessel                              (2,315,508)            -
--------------------------------------------------------------------------------
Total operating expenses                             8,657,808    10,826,577
--------------------------------------------------------------------------------

Operating income                                    22,671,212    21,417,028
--------------------------------------------------------------------------------

Other income/(expenses)
Interest and finance costs                            (435,530)   (1,109,262)
Derivative loss                                6       (91,433)     (100,029)
Foreign exchange gain/(loss)                            (3,867)          539
Interest income                                         49,582       248,700
--------------------------------------------------------------------------------
Other income/(expenses), net                          (481,248)     (960,052)

--------------------------------------------------------------------------------
Net income for the period                           22,189,964    20,456,976
--------------------------------------------------------------------------------

Earnings per share - basic                     7         0.746         0.664
              - diluted                        7         0.746         0.658
--------------------------------------------------------------------------------

Weighted average number of shares
outstanding during the period - basic          7    29,754,166    30,821,557
              - diluted                        7    29,754,166    31,088,404
--------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.


Euroseas Ltd. and Subsidiaries
Unaudited Consolidated Statements of Changes in Shareholders' Equity
For the nine month period ended September 30, 2005
(All amounts, except per share data, expressed in U.S. Dollars)
-----------------------------------------------------------------------------------------------------------------------------------


                                                             Common     Preferred
                              Comprehensive    Number        Shares     Shares        Paid-in        Retained
                              Income           of Shares     Amount     Amount        Capital        Earnings         Total
-----------------------------------------------------------------------------------------------------------------------------------
Balance,
December 31, 2004                              29,754,166    297,542           -      17,073,381     13,741,732      31,112,655
Net income                    20,456,976                -          -           -             -       20,456,976      20,456,976
Issuance of shares,
net of issuance  costs                          7,026,993     70,270           -      18,010,400              -      18,080,670
costs
Dividends/return of capital                             -          -           -     (16,700,000)   (27,525,000)    (44,225,000)
-----------------------------------------------------------------------------------------------------------------------------------

Balance
September 30, 2005                             36,781,159    367,812           -      18,383,781      6,673,708      25,425,301
(unaudited)
-----------------------------------------------------------------------------------------------------------------------------------


                        The accompanying notes are an integral part of these consolidated financial statements.



Euroseas Ltd. and Subsidiaries
Unaudited Consolidated Statements of Cash Flows
(All amounts expressed in U.S. Dollars)
----------------------------------------------------------------------------------------------------------------


                                                                            Nine months ended September 30,
                                                                    --------------------------------------------
                                                                                 2004                  2005
                                                                             (Unaudited)           (Unaudited)
----------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income                                                                    22,189,964            20,456,976
Adjustments to reconcile net income to
net cash provided by operating activities:
Depreciation                                                                   1,931,671             1,788,788
Amortization for deferred dry-docking expenses                                   543,853             1,017,560
Amortization for deferred finance costs                                           35,796                71,159
Gain on sale of vessel                                                        (2,315,508)                    -
Provision for doubtful accounts                                                  (27,907)                    -
Loss on derivative                                                                91,433               100,029
Investment in associate                                                           22,856                     -

Changes in operating assets and liabilities:
(Increase)/decrease in:
Accounts receivable trade                                                       (109,654)              170,338
Prepaid expenses                                                                (154,335)               40,991
Claims and other receivables                                                     227,845              (385,185)
Inventories                                                                       60,515                (2,530)
Due from related companies                                                    (9,415,719)          (29,064,948)
Increase/(decrease) in:
Trade accounts payable                                                           655,726                 1,705
Accrued expenses                                                                (180,985)              (52,464)
Deferred revenue                                                                (160,428)             (843,972)
Deferred dry-docking expenses                                                 (2,267,918)             (689,339)
----------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                     11,127,205            (7,390,892)
----------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
(Increase)/decrease in cash retention accounts                                    49,037            (1,097,848)
Proceeds from sale of vessel                                                   6,723,050                     -
----------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                          6,772,087            (1,097,848)
----------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
Loan arrangement fees paid                                                             -              (157,500)
Dividends paid/ return of capital                                            (11,547,551)          (44,225,000)
Issuance of share capital                                                              -                70,270
Proceeds from shares issued in a private placement                                     -            19,307,099
Proceeds from long term debt                                                           -            37,700,000
Repayment of long-term debt                                                   (5,885,000)          (14,459,999)
----------------------------------------------------------------------------------------------------------------
Net cash used in financing activities                                        (17,432,551)           (1,765,130)
----------------------------------------------------------------------------------------------------------------

Net increase in cash and cash equivalents                                        466,741           (10,253,870)
Cash and cash equivalents at beginning of period                               8,100,047            15,497,482
----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                     8,566,788             5,243,612
----------------------------------------------------------------------------------------------------------------
Cash paid for interest                                                           342,977               942,620
----------------------------------------------------------------------------------------------------------------

                        The accompanying notes are an integral part of these consolidated financial statements.

1.   Basis of Presentation and General Information

Euroseas Ltd. (the "Company") was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the beneficial owners of the ship owning companies listed below. On June 28, 2005, the beneficial owners exchanged all their shares in the ship-owning companies for shares in Friends Investment Company Inc., a newly formed Marshall Islands company. On June 29, 2005, Friends Investment Company Inc. then exchanged all the shares in the ship-owning companies for shares in Euroseas Ltd., thus becoming the sole shareholder of Euroseas Ltd. The transaction described above constitutes a reorganization of companies under common control, and has been accounted for in a manner similar to a pooling of interests, as each ship-owning company was under the common control of the Pittas family prior to the transfer of ownership of the companies to Euroseas Ltd. Accordingly, the accompanying consolidated financial statements have been presented as if the ship-owning companies were consolidated subsidiaries of the Company for all periods presented and using the historical carrying costs of the assets and the liabilities of the ship-owning companies listed below.

On August 25, 2005, Euroseas Ltd. sold 7,026,993 common shares at $3.00 each in an institutional private placement, together with 0.25 of detachable warrants for each common share to acquire up to 1,756,743 common shares. The total proceeds, net of issuance costs of $3,000,000 amounted to $18,010,400. The warrants allow their holders to acquire one share of Euroseas stock at a price of $3.60 per share and are exercisable for a period of five years from the issue of the warrant. The Company and investors in the institutional private placement have entered into a registration rights agreement to register the shares that were issued in such private placement and the shares that will be issued to satisfy the exercise of the warrants. The registration rights agreement contains a liquidated damages provision plus an estimated penalty provision.

On August 25, 2005, as a condition to the institution private placement described above, the Company and Cove Apparel, Inc. (Cove, an unrelated party and public shell corporation) signed an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement provides for the merger of Cove and Euroseas Acquisition Company Inc., a Delaware corporation and a wholly-owned subsidiary of Euroseas Ltd. formed on June 21, 2005 (see Note 8), with the current stockholders of Cove receiving 0.102969 shares of Euroseas Ltd. common stock for each share of Cove common stock they presently own. As part of the merger, Euroseas Ltd. has agreed to file a registration statement with the Securities and Exchange Commission to register the shares issued in the merger to the Cove stockholders. The consummation of the merger is expected in March 2006. Upon consummation of the merger, the separate existence of Cove will cease, and Euroseas Acquisition Company Inc. will continue as the surviving corporation and as a wholly owned operating subsidiary of Euroseas Ltd. under the name Cove Apparel, Inc. On the date of the merger, the parties agreed that Cove will only have cash of approximately $10,000 and equity of the same amount. In the event the Merger does not occur, Friends is entitled to receive for no additional consideration such shares of common stock that would have otherwise been issued in connection with the Merger (refer to note 9).

The operations of the vessels are managed by Eurobulk Ltd. (the "manager"), a corporation controlled by the Pittas Family -- the controlling shareholder of Friends Investment Company Inc.

The manager has an office in Greece located at 40 Ag. Konstantinou Street, 151 24, Maroussi, Athens, Greece. The manager provides the Company with a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services, as well as executive management services, in consideration for fixed and variable fees (Note 4).

The Company is engaged in the ocean transportation of dry bulk and containers through the ownership and operation of the following dry bulk and container carriers:

o Searoute Maritime Ltd. incorporated in Cyprus on May 20, 1992, owner of the Cyprus flag 33,712 DWT bulk carrier motor vessel "Ariel", which was built in 1977 and acquired on March 5, 1993.

o Oceanopera Shipping Ltd. incorporated in Cyprus on June 26, 1995, owner of the Cyprus flag 34,750 DWT bulk carrier motor vessel "Nikolaos P", which was built in 1984 and acquired on July 22, 1996.

o Oceanpride Shipping Ltd. incorporated in Cyprus on March 7, 1998, owner of the Cyprus flag 26,354 DWT bulk carrier motor vessel "John P", which was built in 1981 and acquired on March 7, 1998.

o Alcinoe Shipping Ltd. incorporated in Cyprus on March 20, 1997, owner of the Cyprus flag 26,354 DWT bulk carrier motor vessel "Pantelis P", which was built in 1981 and acquired on June 4, 1997.

o Alterwall Business Inc. incorporated in Panama on January 15, 2001, owner of the Panama flag 18,253 DWT container carrier motor vessel "HM Qingdao1" (ex Kuo Jane), which was built in 1990 and acquired on February 16, 2001.

o Allendale Investment S.A. incorporated in Panama on January 22, 2002, owner of the Panama flag 18,154 DWT container carrier motor vessel "Kuo Hsiung", which was built in 1993 and acquired on May 13, 2002.

o Diana Trading Ltd. incorporated in the Marshall Islands on September 25, 2002, owner of the Marshall Islands flag 69,734 DWT bulk carrier motor vessel "Irini", which was built in 1988 and acquired on October 15, 2002.

In addition, the historical financial statements include the accounts of the following vessel owning companies which were managed by Eurobulk Ltd. during the periods presented:

(a) Silvergold Shipping Ltd. incorporated in Cyprus on May 16, 1994. Up to June 3, 1996, the Company was engaged in ship owning activities, but thereafter, the Company's assets and liabilities were liquidated and the retained earnings were distributed to the shareholders. The Company remained dormant until October 10, 2000 when it acquired the 18,000 DWT Cyprus flag container carrier motor vessel "Widar", which was built in 1986. The vessel was sold on April 24, 2004. The Pittas family, the controlling shareholders of Friends Investment Company Ltd., who is the Company's largest shareholder, also own the ship owning company Silvergold Shipping Ltd., and, accordingly, these accompanying financial statements also consolidate the accounts of Silvergold Shipping Ltd until May 31, 2005, when Silvergold Shipping Ltd declared a final dividend of $35,000 to its shareholders.

During the nine month periods ended September 30, 2004 and 2005, the following charterers individually accounted for more than 10% of the Company's voyage and time charter revenues as follows:

                                     Nine months ended September 30,
Charterer                           2004                       2005
--------------------------------------------------------------------------

A                                    -                         24.75%
B                                    -                         17.75%
C                                   19.5%                      16.12%
D                                   14.01%                      -
E                                   13.9%                       -
F                                   11.0%                       -

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted principles for interim financial information. Accordingly they do not include all the information and notes required by U.S. generally accepted accounting principles for complete financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flow for the periods presented. Operating results for the nine month period ended September 30, 2005 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2005.

The consolidated financial statements as of and for the nine months period ended September 30, 2005 and 2004 should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2004 as filed on Form F-1/A.

2.   Inventories

The amounts shown in the accompanying consolidated balance sheets consisted of the following:

                                          December 31,         September 30,
                                               2004                 2005
                                                                (Unaudited)
 -----------------------------------------------------------------------------

 Lubricants                                  256,223                  238,251
 Victualling                                  47,255                   67,757
 -----------------------------------------------------------------------------
 Total                                       303,478                  306,008
 -----------------------------------------------------------------------------

3.   Deferred Revenue

The account relates to deferred voyage revenue that represents cash received from charterers prior to it being earned. These amounts are recognized as income in the periods the services are provided.

4.   Related Party Transactions

The Company's vessel owning companies are parties to management agreements with Eurobulk Ltd. ("Management Company"), also controlled by the Pittas family, whereby the Management Company provides technical and commercial management for a fixed daily fee of Euro 590 per vessel for the periods ended September 30, 2004 and 2005. Such management fees amounted to $1,472,501 and $1,430,464 in 2004 and 2005, respectively. These agreements were renewed on January 31, 2005 with an initial term of five years and will automatically be extended after the initial term until terminated by the parties. Termination is not effective until two months following notice having been delivered in writing by either party after the expiration of the initial five-year period.

The Company uses brokers to provide services, as is industry practice. Eurochart S.A., a company also controlled by the Pittas family, provides sales and purchases (S&P) and chartering services to the Company. A commission of 1% on vessel sales price and 1%-1.25%, on charter revenue is paid to Eurochart S.A. for these services. The amount paid to Eurochart S.A. for the 1% commission amounted to $70,000 in the period ended September 30, 2004 and none in the period ended September 30, 2005. There were no vessel sales during the period ended September 30, 2005. The commission on charter revenue for the nine month periods ended September 30, 2004 and 2005 amounted to $411,068 and $402,809, respectively.

The former shareholders of the ship-owning companies that became wholly owned subsidiaries of the Company, together with another ship management company, have one joint venture with the insurance broker Sentinel Maritime Services Inc. and one with the crewing agent More Maritime Agencies Inc. The shareholders' percentage participation in these joint ventures was 35% in 2004 and 58% in 2005. These companies handle certain insurance fees and crewing costs for the shipowning subsidiaries and their fees are included in operating expenses.

Amounts due to related parties represent net disbursements and collections made on behalf of the vessel-owning companies by the Management Company during the normal course of operations for which a right of off-set exists. As of September 30, 2005, the amount due from related companies was $24 million which mainly reflect proceeds from the offering of $20 million as well as charter hire for m/v Nikolaos P, John P and Pantelis P up to May 31, 2005 and for m/v Irini up to June 30, 2005. The proceeds or collection from the charter hires were deposited in the bank accounts of Silvergold Shipping Ltd (see Note 1), the company that owned m/v Widar which was sold on April 24, 2004. The accompanying consolidated financial statements consolidated the accounts of Silvergold Shipping Ltd. until May 31, 2005 when Silvergold Shipping Ltd. paid a final dividend of $35,000 to its shareholders. Silvergold Shipping Ltd., as the related party which is a company also controlled by the Pittas family, continued to perform a treasury function for us as of September 30, 2005, and therefore the cash balance that date remained in the related party's account. The Company has subsequently opened bank accounts in the name of Euroseas and the majority of the funds have been transferred to these accounts.

5.   Long-term Debt

Long-term debt comprises bank loans granted to the vessel-owning companies as follows:

                                      December 31,          September 30, 2005
                                          2004                (Unaudited)
--------------------------------------------------------------------------------
Diana Trading Limited                    4,140,000 (a)            7,230,000
Alterwall Shipping Inc.
Allendale Investments S.A.               8,250,000 (b)           18,500,000
Alcinoe Shipping Limited
Oceanpride Shipping Limited
Searoute Maritime Limited
Oceanopera Shipping Limited              1,600,000 (c)           11,500,000
--------------------------------------------------------------------------------
                                        13,990,000               37,230,000
--------------------------------------------------------------------------------
Current portion                         (6,030,000)             (12,854,998)
--------------------------------------------------------------------------------
Long-term portion                        7,960,000               24,595,002

The future annual loan repayments are as follows:

To September 30
--------------------------------------------------------------------------------
2006                                                             12,854,998
2007                                                              8,630,000
2008                                                              8,955,000
2009                                                              2,640,000
2010                                                              1,800,000
2011 and thereafter                                               2,350,002
--------------------------------------------------------------------------------
Total                                                            37,230,000
--------------------------------------------------------------------------------

(a) Diana Trading Limited (the owner of M/V Irini) has drawn $4,900,000 on October 16, 2002 and $1,000,000 on December 2, 2002 under a loan agreement. The loan is repayable in twenty-four consecutive quarterly installments of $220,000 each, and a balloon payment of $600,000 payable together with the last installment due in October 2008. The interest is based on LIBOR plus 1.6% per annum.

     On May 9, 2005, an additional loan agreement was entered into amounting to $4,200,000 which was drawn down on May 9, 2005. The loan is repayable in twelve consecutive quarterly installments being four installments of $450,000 each, and eight installments of $300,000 each with the last installment due in May 2008. The first installment was payable in August 2005. The interest is calculated at LIBOR plus 1.25% per annum.

(b) Alcinoe Shipping Limited (the owner of M/V Pantelis P.) and Oceanpride Shipping Limited (the owner of M/V John P.) had drawn $3,000,000 on April 1, 2003 against a loan facility for which they are jointly and severally liable. The balance of the loan at December 31, 2004 is $1,600,000. Interest is based on LIBOR plus 1.75% per annum.

     Alcinoe Shipping Ltd., Oceanpride Shipping Ltd., Searoute Maritime Ltd. (the owner of M/V Ariel) and Oceanopera Shipping Ltd. (the owner of M/V Nikolaos P) had drawn $13,500,000 against a loan facility for which they are jointly and severally liable. Prior to obtaining the loan, an amount of $1,400,000 was paid in settlement of the outstanding loans as at March 31, 2005 for Alcinoe Shipping Ltd. and Oceanpride Shipping Ltd. The new loan is repayable in twelve consecutive quarterly installments being two installments of $2,000,000 each, one installment of $1,500,000, nine installments of $600,000 each and a balloon payment of $2,600,000 payable with the last installment in May 2008. The first installment was due in August 2005. Interest is based on LIBOR plus 1.5% per annum.

(c) Allendale Investments S.A. (the owner of M/V Kuo Hsiung) had drawn $6,000,000 on May 31, 2002 under a loan agreement, the balance of which was $4,500,000 at December 31, 2004. The interest was based on LIBOR plus 1.75% per annum.

     Alterwall  Business  Inc.  (the owner of M/V HM Qingdao I, formerly M/V Kuo
     Jane) had drawn $6,000,000 under a loan agreement, the balance of which was $3,750,000 at December 31, 2004. Interest was calculated at LIBOR plus 1.5% per annum.

     Allendale Investments S.A. and Alterwall Business Inc. had drawn $20,000,000 on May 26, 2005 against a loan facility for which they are jointly and severally liable. The outstanding amount of the old loans from the same creditor bank was $7,800,000 and was repaid in full. The loan is repayable in twenty-four unequal consecutive quarterly installments of $1,500,000 each in the first year, $1,125,000 each in the second year, $775,000 each in the third year, $450,000 each in the fourth through sixth years and a balloon payment of $1,000,000 payable with the last installment due in May 2011. The interest is based on LIBOR plus 1.25% per annum as long as the outstanding amount remains below 60% of the fair market value
     (FMV) of M/V HM Qingdao I and M/V Kuo Hsiung and 1.375% if the outstanding amount is above 60% of the FMV of such vessels.

The loans are secured with one or more of the following:

o first priority mortgage over the respective vessels on a joint and several basis.

o    first assignment of earnings and insurance.

o    a personal guarantee of one shareholder.

o    a corporate guarantee of Eurobulk Ltd.

o    a pledge of all the issued shares of each borrower.

     The loan agreements contain ship finance covenants including restrictions as to changes in management and ownership of the vessels, distribution of profits or assets, additional indebtedness and mortgaging of vessels without the lender's prior consent, the sale of vessels, as well as minimum requirements regarding the hull ratio cover. The Company is not in default of any credit facility covenant.

6.   Derivative Losses

     The losses for the period ended September 30, 2005 arose from interest rate swaps that did not meet the criteria for hedge accounting treatment. Accordingly, all gains or losses have been recorded in the statement of income for the period. The fair value at December 31, 2004 was $27,029. The swap was settled in the period ended September 30, 2005 resulting in losses of $100,029.

7.   Earnings Per Share

Basic and diluted earnings per common share are computed as follows:

                                    September 30, 2004     September 30, 2005
                                          (Unaudited)           (Unaudited)
--------------------------------------------------------------------------------

 Income:
 Net income                               22,189,964             20,456,976
 Basic earnings per share:
 Weighted average common shares -
     outstanding                          29,754,166             30,821,557
 Diluted earnings per share:
 Weighted average common shares -
    Diluted                               29,754,166             31,088,404
 Basic earnings per share:                     0.746                  0.664
 Diluted earnings per share:                   0.746                  0.658

8.   Commitments and Contingencies

There are no material legal proceedings to which the Company is a party or to which any of its properties are subject, other than routine litigation incidental to the Company's business. In the opinion of the management, the disposition of these lawsuits should not have a material impact on the consolidated results of operations, financial position and cash flows.

The distribution of the net earnings by one of the chartering pools which has one of the Company's vessels in its pool has not yet been finalized for the period ended September 30, 2005. Any effect on the Company's income resulting from any future reallocation of pool income cannot be reasonably estimated.

9.   Subsequent Events

On October 25, 2005, the Company acquired a 2,083 TEU containership (M/V Artemis), built in 1987, for $20.65 million. The vessel was delivered to the Company on November 25, 2005.

On November 2, 2005, the Board of Directors declared a dividend of $0.07 per share subject to the consent of Cove's shareholders, which consent was received pursuant to an amendment to the Merger Agreement dated as of November 22, 2005. The dividend was paid (i) on or about December 19, 2005 to those holders of record of common stock of the Company on December 16, 2005; and (ii) (A) to the stockholders of Cove Apparel, Inc. ("Cove") who are entitled to receive shares of the Company's common stock in connection with Cove's merger with the Company's wholly-owned subsidiary, Euroseas Acquisition Company, with such payment being made only to those holders of record of Cove common stock as of the effective date of the merger and such dividend payment being made upon exchange of their Cove shares for 1,079,167 shares of the Company's common stock (assuming such merger is consummated), or (B) to Friends Investment Company Inc. ("Friends") if such merger is not consummated since Friends will be issued the shares that would have otherwise been issued in the merger.

On November 2, 2005, the Board authorized a 1:2 reverse stock split subject to consent of Cove's shareholders, which consent was received pursuant to an amendment to the Merger Agreement dated as of November 22, 2005. The Management was authorized, to decide not to proceed, on the reverse stock split if it determines that it is no longer in the best interests of the Company and its shareholders. No date for the split has been set and the Management has not indicated whether it will or will not proceed with the split. On February 7, 2006, the Board of Directors decided to defer the decision regarding the reverse stock split and the ratio of the split to the Annual Shareholders Meeting.

Salina Shipholding Corp. (the owner of the vessel M/V Artemis; which vessel was acquired on October 25, 2005) had drawn $15,500,000 on December 30, 2005 pursuant to a loan agreement. The loan is repayable in ten consecutive monthly installments being six installments of $1,750,000 each and four installments of $650,000 each and a balloon payment of $2,400,000 payable with the last installment in January 2011. The first installment is due in June 2006. Interest is based on LIBOR plus a margin that ranges between 0.9-1.1%, depending on the asset cover ratio. The loan is secured with the following: (i) first priority mortgage over the respective vessel, (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd., and (iv) a minimum liquidity balance equal to an amount of no less than $300,000 standing to the credit of the Operating Account throughout the life of the facility for each of the Company's vessels. The loan agreement contains ship finance covenants including restrictions as to changes in management and ownership of the vessel, distribution of dividends or any other distribution of profits and assets, additional indebtedness and mortgaging of the vessel without the lender's prior consent, the sale of the vessel, minimum requirements regarding the hull ratio cover and minimum cash retention account.

On February 3, 2006, the SEC declared effective our F-4 registration statement concerning the proposed merger between Cove Apparel, Inc. (OTCBB:CVAP.OB) and our wholly-owned subsidiary, Euroseas Acquisition Company Inc. Under the merger agreement, Cove stockholders will receive 0.102969 shares of Euroseas common stock for each share of Cove common stock owned. On September 26, 2005, four stockholders of Cove representing 67.25% of the outstanding shares of Cove common stock took action by written consent approving the merger. A definitive joint information statement/prospectus describing the merger was mailed to Cove stockholders on or about February 8, 2006. Until consummation of the merger, Cove's common stock will continue to trade on the OTC Bulletin Board. Upon consummation of the merger, Cove will become a wholly-owned subsidiary of Euroseas and Cove's stock will be de-listed and no longer trade on the OTC Bulletin Board. The merger is subject to customary closing conditions.

On February 3, 2006, the SEC declared effective the Company's F-1 registration statement that registers the re-sale of the Company's common stock and shares underlying the warrants issued in connection with our $21 million private placement that was consummated on August 25, 2005. In the private placement, the Company sold 7,026,993 shares of common stock at a price of $3.00 per share. Investors also received warrants to acquire 1,756,743 shares of common stock at an exercise price of $3.60 per share for a 5 year period. The Company is in the process of applying to list its shares of common stock on the OTC Bulletin Board. Once approved, its shares will trade on the OTC Bulletin Board until such time as the Company qualifies to list its shares on the Nasdaq National Market.

On February 7, 2006 the Board of Directors declared a dividend in the amount of $0.06 per share (i) payable on or about March 2, 2006 to those holders of record of common stock of Euroseas on February 28, 2006, and (ii) (A) payable to the stockholders of Cove who are entitled to receive shares of Euroseas in connection with the merger, with such payment being made only to the holders of record of Cove common stock as of the effective date of the merger and such dividend payment being made upon exchange of their Cove shares for shares of Euroseas common stock (assuming such merger is consummated), or (B) payable to Friends Investment Company, Inc. ("Friends") if such merger is not consummated since Friends will be issued the shares that would otherwise been issued in the merger.